FORM 4                                                        OMB APPROVAL

[ ] Check this box if no longer subject                  OMB Number: 3235-0287
    to Section 16. Form 4 or Form 5                     Expires: April 30, 1997
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                                                       hours per response...0.5

                   U.S. SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                 STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

   Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
      Section 17(a) of the Public Utility Holding Company Act of 1935 or
             Section 30(f) of the Investment Company Act of 1949

_______________________________________________________________________________
1. Name and Address of Reporting Person

   Belfort           Jordan
-----------------------------------------------------
   (Last)            (First)            (Middle)

   500 North Broadway, Suite 240
-----------------------------------------------------
                     (Street)

   Jericho                NY            11753
-----------------------------------------------------
   (City)               (State)         (Zip)

_______________________________________________________________________________
2. Issuer Name and Ticker or Trading Symbol

   STEVEN MADDEN, LTD. (SHOO)

_______________________________________________________________________________
3. IRS Identification Number of Reporting Person, if an entity (Voluntary)


_______________________________________________________________________________
4. Statement for Month/Year

   September 1997

_______________________________________________________________________________
5. If Amendment, Date of Original (Month/Year)



_______________________________________________________________________________
6. Relationship of Reporting Person to Issuer
   (Check all applicable)

   [X] 10% Owner
   [ ] Director
   [ ] Officer (give title below)
   [ ] Other (specify below)



   --------------------------------------------------

_______________________________________________________________________________


                    TABLE I--Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
------------------------------------------------------------------------------------------------------------------------

          1.                2.           3.                     4.                       5.           6.          7.
---------------------    --------    ----------   ------------------------------    -----------   ----------  ----------
                                                                                    Amount of     Owner-
                                                                                    Securities    ship
                         Trans-      Trans-          Securities Acquired (A)        Beneficially  Form:
                         action      action          or Disposed of (D)             Owned at      Direct      Nature of
                         Date        Code            (Instr. 3, 4 and 5)            End of        (D) or      Indirect
Title of                 (Month/     (Instr. 8)   ----------------------------      Month         Indirect    Beneficial
Security                  Day/       ----------     Amount    (A) or    Price       (Instr.       (I)         Ownership
(Instr. 3)                Year)      Code   V                   (D)                 3 and 4)      (Instr. 4)  (Instr. 4)
---------------------    --------    ----  ----   -----------  ------  ---------    -----------   ----------  ----------
Common Stock             9/20/97      P            10,000        A       7.656       1,289,371(1)     I       See Footnote 2
Common Stock             9/23/97      P             5,000        A       8.00        1,289,371(1)     I       See Footnote 2
Common Stock             9/23/97      P             5,000        A       7.75        1,289,371(1)     I       See Footnote 2
Common Stock             9/24/97      P             5,000        A       7.375       1,289,371(1)     I       See Footnote 2
Common Stock             9/26/97      P            20,000        A       7.37        1,289,371(1)     I       See Footnote 2


Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. (Print or Type Responses)

                     TABLE II--Derivative Securities Acquired, Disposed of, or Beneficially Owned
                             (e.g. puts, calls, warrants, options, convertible securities)
------------------------------------------------------------------------------------------------------------------------------

     1.        2.       3.         4.         5.             6.                 7.           8.          9.         10.       11.
----------  --------  --------  --------  ----------    ------------      --------------   ------   ----------  --------- ----------
                                                                           Title and                            Ownership
                                          Number of     Date Exer-         Amount of                            Form of
                                          Derivative    cisable and        Underlying               Number of   Deriv-
                                          Securities    Expiration         Securities      Price    Derivative  ative
            Conver-             Trans-    Acquired (A)  Date (Month/       (Instr. 3       of       Securities  Security:
            sion or   Trans-    action    or Disposed    Day/Year)          and 4)         Deriv-   Benefi-     Direct
            Exercise  action    Code      of (D)        --------------    --------------   ative    cially      (D) or    Nature of
Title of    Price of  Date      (Instr.   (Instr. 3,    Date                      Amount   Secur-   Owned at    Indirect  Indirect
Derivative  Deriv-    (Month/    8)        4 and 5)     Exer-    Expir-           or Num-  ity      End of      (I)       Beneficial
Security    ative      Day/     --------  ----------    cis-     ation            ber of   (Instr.  Month       (Instr.   Ownership
(Instr. 3)  Security   Year)    Code  V   (A)   (D)     able     Date     Title   Shares    5)      (Instr. 4)   4)       (Instr. 4)
----------  --------  --------  ---- ---  ----  ----    -------  -----    -----   ------   ------   ----------  --------  ----------


Explanation of Responses:

(1) This number includes 315,000 shares issuable upon exercise of the Units reported on the Form 3 filed by Mr. Belfort on September 17, 1997.
(2) This shares were purchased by J2 Holdings, Incorporated, a New York corporation. Mr. Belfort is the president and sole shareholder of J2 Holdings.
** Intentional misstatements or omissions of facts constitute Federal Criminal
   Violations.  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

               /s/   Jordan Belfort                       September 29, 1997
              ----------------------------------------     --------------------
               ** Signature of Reporting Person                    Date


Note: File three copies of this Form, one of which must be manually signed.
      If space provided is insufficient, see Instruction 6 for procedure.

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